Exhibit 4.4
SEQUANS COMMUNICATIONS
WARRANT AGREEMENT
Roth Capital Partners, LLC
As representative of the several agents under that certain Sales Agreement
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660
hereinafter referred to as the “Beneficiary”
On August 14, 2025, the board of directors of the Company, using the delegation of competence granted to it by the 15th resolution approved at the shareholders meeting of the Company held on June 30, 2025, authorized the issuance of 133,333,333 warrants to the Beneficiary in accordance with the Agreement (the “Warrants”).
On August 25, 2025, the Beneficiary and SEQUANS COMMUNICATIONS (the “Company”) entered into a Sales Agreement regarding the implementation of an at-the-market offering relating to the Company’s securities (the “Agreement”).
On August 25, 2025, the Company filed a registration statement on Form F-3 (File No. [●]) to register the sale of the Warrants and the sale of the shares deliverable upon exercise of the Warrants (the “Warrant Shares”).
For the avoidance of doubt, the present document shall in no event be deemed as the certificate referred to in article R. 211-7 of the French Code monétaire et financier and shall only be deemed, for purposes of French law, to set forth the terms and conditions of the Warrants.

Date of Grant:	August 25, 2025

Number of Warrants:	133,333,333

Subscription price of 1 Warrant:	USD 0.01

Subscription price of all the Warrants:	USD 1,333,333.33

Maximum number of ordinary shares to be subscribed upon exercise of the Warrants (the “Warrant Shares”):	1,333,333,330 (i.e., 10 Warrant Shares to be subscribed upon exercise of 1 Warrant)

Exercise price per Warrant Share:	determined in accordance with article 2 of the Agreement

Term/Expiration date of the Warrants:
the earlier of (i) the first day following the end of a six-month period as from the issuance of the Warrant, (ii) the date of receipt of a Call Notice (as such term is defined below) in respect of the Warrants referred to in such notice, and (iii) December 30, 2026 (the “Expiration Date”)

Each Warrant Share may be deposited to be held in registered form administered (nominatif administré) with Société Générale Securities Services, acting as Custodian, for The Bank of New York Mellon, acting as Depositary under the amended and restated Deposit Agreement dated as of May 14, 2018.
1 American Depositary Share will be delivered for 10 Warrant Shares deposited with the Custodian, it being specified that no fractional American Depositary Share may be delivered.
Article 1 - Validity of the Warrants
The Warrants will be validly issued as from the date of their subscription by the Beneficiary subject to the condition precedent that the Beneficiary executes and returns to the Company the subscription form of the Warrants in the form attached hereto as exhibit 1.
Article 2 - Exercise of the Warrants
2.1    Vesting period
The Warrants may be exercised at any time from their issue date until the Expiration Date.
Any Warrant not exercised on or before the Expiration Date shall be automatically void.
2.2    Method of Exercise
The Warrants are exercisable by the Beneficiary by delivery of an exercise notice, in the form attached hereto under exhibit 2.2B (the “Exercise Notice”), comprising a Warrant Share subscription form (bulletin de souscription) which shall state the Beneficiary’s election to exercise all or parts of the Warrants and the number of Warrant Shares in respect of which the Warrants are being exercised. The Exercise Notice shall be signed by the Beneficiary and shall be delivered in person, by certified mail or by email to the Company or its designated representative. The Exercise Notice shall be accompanied by the payment of the aggregate exercise price (the “Exercise Price”) of all Warrant Shares being exercised. If the Exercise Price is paid by wire transfer, the Exercise Price will have to be paid on the Company’s bank account on the date of receipt of the Exercise Notice by the Company. The Warrants being exercised shall be deemed to be exercised upon receipt by the Company of such fully executed Exercise Notice accompanied by the proof of payment of such Exercise Price.
The Warrants shall only be exercisable at the direction of the Company by means of a Warrant Exercise Request Notice delivered in accordance with the Agreement.
Upon exercise of Warrants, the Warrant Shares issued to the Beneficiary shall be assimilated with all other ordinary shares of the Company and shall be entitled to dividend for the fiscal year during which the Warrant Shares are subscribed and issued.
2.3    Exercise Price
The Exercise Price of each Warrant Share is determined in accordance with article 2 of the Agreement.
According to article 2 of the Agreement, the Exercise Price of each Warrant Share on a given trading day (the “Exercise Day”) shall be equal to the average price of the presales of these Warrant Shares to third parties by the Beneficiary on the Exercise Day, less an underwriting discount of 3% and the subscription price of the concerned Warrants, provided that the Exercise Price of each Warrant Share cannot be lower than a minimum price determined by the Company on or before the Exercise Day.
2.4    Payment of the Warrant Shares

Payment of the aggregate Exercise Price of the Warrant Shares being exercised shall be made, at the election of the Beneficiary, by:
(1)    bank wire transfer; or
(2)    set off against receivables in accordance with applicable French law; or
(3)    any combination of the foregoing methods of payment.
Article 3 - Transfer of the Warrants
The Warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities.
Article 4 - Redemption of the Warrants
At the Company’s sole discretion notified to the Beneficiary at any time prior to the Expiration Date, the Company may redeem in cash all or part of the outstanding Warrants for an amount per Warrant equal to the subscription price of such Warrant, by delivery of a redemption notice in the form attached hereto under exhibit 4 (the “Call Notice”).
In the event that the Warrants have not been exercised on the Expiration Date, these Warrants shall be automatically redeemed on the trading day following the Expiration Date (or such other date as may be agreed by the Beneficiary and the Company), for an amount equal to the subscription price of these Warrants to be paid by the Company on the Beneficiary’s bank account.
Following redemption in full of a Warrant pursuant to this Article 4, the Company shall have no further obligations in respect of this Warrant. Once redeemed by the Company pursuant to this Article 4, a Warrant will be cancelled and will not be available for reissue. The Beneficiary shall have no further rights in respect of the Warrants which have been redeemed in full.
Article 5 - Other Terms of the Warrants
In the event of a reduction in the Company’s share capital resulting from losses and implemented through share cancellation, the Beneficiary’s rights regarding the number of shares to be issued upon exercise of its Warrants shall be reduced accordingly, as if the Beneficiary were a shareholder at the time of such reduction in share capital.
In the event of a reduction in the Company’s share capital resulting from losses and implemented through reduction of the Company’s shares par value, the subscription price for the shares issued upon exercise of the Warrants shall not change, and the issuance premium shall be increased in an amount corresponding to the aggregate amount of the reduction of the Company’s shares par value.
In the event of a reduction in the Company’s share capital not resulting from losses and implemented through reduction of the Company’s shares par value, the subscription price of the shares issued upon exercise of the Warrants shall be reduced accordingly.
In the event of a reduction in the Company’s share capital not resulting from losses and implemented through share cancellation, should the Beneficiary choose to exercise its Warrants, it shall be entitled to request the purchase by the Company of a quantum of shares (granted upon exercise of the Warrants) under the same conditions as those set in favor of then existing shareholders when such reduction in the Company’s share capital occurred.

In case of a rights issue, the Company will take one or several of the following decisions to preserve the rights of Warrants holders, in accordance with the provisions of article L. 228-99 of the French commercial code and applicable French and U.S. securities laws:
(1)    permit any Warrant holder to exercise his Warrants immediately so that such holder may participate in the rights issue, which will not alter or limit the rights of the Beneficiary to exercise the Warrants under Section 2.1 of this Warrant Agreement; or
(2)    take any measures which would allow the Beneficiary, should he decide to exercise the Warrants, to eventually be in the same position as other shareholders as if the Beneficiary were a shareholder at the time of such operations. Should the Beneficiary exercise its Warrants, the Company could thus allow the Beneficiary to subscribe a pro rata share of a new rights’ issue or be the beneficiary of free allocation of shares, or receive cash or goods under the same form, proportion, terms and conditions (except for use) as those set in favor of then existing shareholders when such operations occurred; or
(3)    adjust the Warrants’ exercise price, conversion-into-shares ratio or other terms relating to subscription of the Company’s shares in order to take into account the new rights issue. In such case, any such adjustment shall be carried out in accordance with the method set forth in article R. 228-91 of French Commercial Code (Code de commerce), it being specified that the value of an existing shareholder’s right to participate, as well as the value of the share itself (including the right to participate in the rights issue), shall be determined by the board of directors of the Company. The board shall determine such value while taking into account, as the case may be, the subscription, exchange or sale price per share used during the last operation relating to the Company’s share capital (such as any share capital increase, contribution in kind, sale of shares,...) which occurred during a six (6)-month period immediately preceding such board of directors’ meeting. In the event no such operation occurred over such period, the board shall take into account any other financial parameter which it finds relevant (and which relevancy shall then be confirmed by the Company’s statutory auditor).
The Company is authorized, without requesting the specific consent of the holder of the Warrants, to modify its corporate form and its corporate purpose.
The Company may amend the rules regarding profit allocation, amortize the share capital and create and issue preferred shares entailing any such modification or amortization without requesting the specific consent of the holder of the Warrants subject to complying with the provisions of Article L. 228-98 of the French Commercial Code.
Article 6 - Governing Law
This agreement is governed by the laws of the Republic of France.
Any claim or dispute arising under this agreement shall be subject to the exclusive jurisdiction of the court competent for the place of the registered office of the Company.

For:	ROTH CAPITAL PARTNERS	For:	SEQUANS COMMUNICATIONS
By:	[●]	By:	Georges KARAM
Title:	[●]	Title:	Président-Directeur Général

EXHIBIT 1
SUBSCRIPTION FORM OF THE WARRANTS

SEQUANS COMMUNICATIONS
French société anonyme with a share capital of EUR. 14,233,965.42
Registered office: Forest 15-55 boulevard Charles de Gaulle 92700 Colombes
(the “Company”)
SUBSCRIPTION FORM OF WARRANTS
Amount and terms of the issuance of the warrant
The board of directors of the Company has decided to issue 133,333,333 warrants (the “Warrants”), giving the right to subscribe for a maximum number of 1,333,333,330 ordinary shares (the “Warrant Shares”), each of a nominal value of EUR 0.01, at a price of USD 0.01 per Warrant (i.e. a total price of USD 1,333,333.33 for all the Warrants), to be fully paid up in cash and/or by way of set off against receivables and the subscription of which has been reserved to the subscriber.
1 American Depositary Share will be delivered for 10 Warrant Shares deposited with Société Générale Securities Services, acting as Custodian, for The Bank of New York Mellon, acting as Depositary, it being specified that no fractional American Depositary Share may be delivered.
The issuance has been approved by the board of directors of Sequans Communications on August 14, 2025 pursuant to the authorization granted to it by the shareholders’ meeting of June 30, 2025.
The terms and conditions of the Warrants are described in the warrant agreement executed by the subscriber and the Company on August 25, 2025.
—ooOoo—
On August 25, 2025.
Signed electronically.

For Roth Capital Partners, LLC*
By:
Title:
______________
* the signature shall be preceded by the following handwritten sentence: “Approval for formal and irrevocable subscription of one hundred thirty-three million three hundred thirty-three thousand three hundred thirty-three (133,333,333) Warrants”

EXHIBIT 2.2B
EXERCISE NOTICE

From:	Roth Capital Partners, LLC

To:	Sequans Communications (the “Company”)

Dated:	[●]
EXERCISE NOTICE
We refer to the warrant agreement entered into between the Company, as issuer of 133,333,333 warrants to our benefit, and us on [●], 2025 (the “Warrant Agreement”).
Terms defined in the Warrant Agreement have the same meaning in this notice unless given a different meaning herein.
This is an Exercise Notice delivered in accordance with article 2.2 of the Agreement.
We hereby,
exercise [●] Warrants,
subscribe consequently for [●] Warrant Shares of the Company, each of a nominal value of EUR. 0.01, for a subscription price per share of USD [●] (share premium included), 10 Warrant Shares being eligible for deposit for delivery of 1 American Depositary Share, it being specified that no fractional American Depositary Share may be delivered, pay for this subscription, the total amount of USD [●], corresponding to the aggregate of the nominal value and the share premium of the above Warrant Shares, by wire transfer to the Company’s bank account opened at [●], IBAN: [●], BIC: [●].
Yours faithfully.
______________________
Roth Capital Partners, LLC*
By:
Title:
* Signature preceded by: “Approval for formal and irrevocable subscription of [●] ([●]) ordinary shares” (number of shares to be mentioned in both figures and letters.)

EXHIBIT 4
CALL NOTICE

From:	Sequans Communications (the “Company”)

To:	Roth Capital Partners, LLC

Dated:	[●]
CALL NOTICE
We refer to the warrant agreement entered into you and the Company, as issuer of 133,333,333 warrants to your benefit, on [●], 2025 (the “Warrant Agreement”).
Terms defined in the Warrant Agreement have the same meaning in this notice unless given a different meaning herein.
This is a Call Notice delivered in accordance with article 4 of the Agreement.
We hereby inform you that we have decided to redeem in cash [●] Warrant(s) (the “Redeemed Warrant(s)”) for an amount equal to the subscription price of such Warrant(s) (i.e., [●]) (the “Price”).
The Redeemed Warrants shall be automatically redeemed on the trading day following the date hereof.
Please provide us with the details of the bank account on which the Price should be simultaneously credited.
Yours faithfully.
______________________
SEQUANS COMMUNICATIONS
By: Georges KARAM
Title: Président-Directeur Général